SEC FILE #82-1852



south sea pearl ACN 009 220 053

SHAREHOLDER UPDATE No. 33 September, 2006



Models Katrina and Angie wearing Atlas south sea pearl jewellery

Dear Shareholder,

The promising start to 2006 has continued to gain momentum and we are very pleased to announce that sales to the end of July, 2006 have put the Company well on track to achieving our targeted increase in revenue and profits. In fact, we have seen almost as much revenue during this period as the whole of 2005. Two very large sales were successfully completed by Pearlautore International in May and July. The combined sale of almost $A6M was the largest purchase of Atlas pearls ever made to a single client.

CORPORATE

The half-year results (January 1 to June 30, 2006) show the Company revenue and gross profit to be $5,395,993 and $2,030,946, respectively. The after tax profit was $1,606,308. It should be noted that the excellent sales figures for July are post the record date of the above results. As mentioned earlier, we anticipate a significant improvement in both revenue and profit for the full year when compared to 2005.

The planned share buy-back was effective from August 10, 2006. This programme has been implemented as part of the Company's cash management strategy.

SEC FILE #82-1852


Atlas

south sea pearl ACN 009 220 053

SHAREHOLDER UPDATE No. 33 September, 2006



Models Katrina and Angie wearing Atlas south sea pearl jewellery

Dear Shareholder

The promising start to 2006 has continued to gain momentum and we are very pleased to announce that sales to the end of July, 2006 have put the Company well on track to achieving our targeted increase in revenue and profits. In fact, we have seen almost as much revenue during this period as the whole of 2005. Two very large sales were successfully completed by Pearlautore International in May and July. The combined sale of almost $A6M was the largest purchase of Atlas pearls ever made to a single client.

CORPORATE

The half-year results (January 1 to June 30, 2006) show the Company revenue and gross profit to be $5,395,993 and $2,030,946, respectively. The after tax profit was $1,606,308. It should be noted that the excellent sales figures for July are post the record date of the above results. As mentioned earlier, we anticipate a significant improvement in both revenue and profit for the full year when compared to 2005.

The planned share buy-back was effective from August 10, 2006. This programme has been implemented as part of the Company's cash management strategy.

Given the half-year result and the impressive recent sales, the board is confident of making a final dividend payment of 1.5 cents per share by the end of 2006.

OPERATIONAL

Hatchery/Grow-out

The excellent grow-out result at our North Bali sites is continuing. The high survival and above average oyster stocks should ensure that we exceed our annual operational targets in 2007. The excellent result has given the board and management additional confidence to seek out further farming opportunities in centres outside of the main Alyui Bay farm.

Pearl Farming Activities

Our pearl harvests have now been completed for 2006. Over 200,000 pearl oysters were harvested this year. The overall quality of this year's crop was very pleasing and we are confident that most of our pearls will be sold by the year's end

Atlas south sea pearl Limited: 43 York Street, Subiaco, WA 6008
Tel: +61 8 9380 9444 Fax: +61 8 9380 9970 Email: atlas@atlassouthseapearl.com.au http: www.atlassouthseapearl.com.au





Showroom at Nusa Lembongan

Marketing

Pearlautore International has sold over $A8M (almost $A6M to one client) in pearls on behalf of Atlas. The recent August harvest has been delivered to the PAI offices in Sydney and we are confident of continuing buyer interest.

Visitor arrivals to Bali were well down on average during June and July, largely due to the interest in the Soccer World Cup. This affected our retail sales of pearls and jewellery. Visitor arrivals began to increase in August and, subsequently, our retail revenue has also begun to improve. The marketing team have analysed results to date and have established several key objectives in relation to promotion, training and product development for the remainder of 2006.

Over the past few months we have had several visits from shareholders on holiday in Bali. We would remind any shareholder visiting Bali that two of the farms there are open to the public. Contact details for tours are available in the Products and Services section of our website (www.atlassouthseapearl.com.au) or by email to info@atlassouthseapearl.com. All shareholders are entitled to a 20% discount on our jewellery and handicrafts displayed at our Bali show rooms.

Christmas Pearl and Jewellery Offer

Several of our most popular pearl and mother-of-pearl jewellery and handicraft items will be available for purchase on our website (www.atlassouthseapearl.com.au) by October, 2006. Alternatively, there are a range of loose pearls and suggested setting styles which can be customised by our jewellers. Shareholders are entitled to a 20% discount on products in the Christmas catalogue.

Research and Development

We have started seeding the first of our pearl oysters produced as part of the collaborative research project with James Cook University. Each pearl oyster used in this programme is being individually tagged and monitored. In addition, tissue sampling for DNA analysis will allow us to create a distinct pedigree. This information will be compared with pearl quality in years to come to establish a breeding programme which should maximise the efficiency of the pearling project in future years.

Additional research projects have commenced with university students from both Australia and Indonesia. These projects are targeting specific aspects of pearl quality and pearl oyster growth.

The first module of our living break water has been installed in North Bali. The module will eventually become a coral reef. If this first module is successful we intend to expand the programme to create a protective barrier to waves that will also serve as a new marine habitat.

CONCLUSION

2006 has continued to deliver good news all fronts. Recent pearl sales and production results show that our pearling projects are on target and I am eagerly anticipating the final result for 2006.

JOSEPH TAYLOR



Managing Director

Atlas south sea pearl Limited 43 York Street, Subiaco, WA 6008
Tel: +61 8 9380 9444 Fax: +61 8 9380 9970 Email: atlas@atlassouthseapearl.com.au http: www.atlassouthseapearl.com.au